Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
 on November 25, 2010

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he shall be unable to attend to the Meeting, DR. Ido Schechter - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 25, 2010 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

Under the Israel Companies Law of 1999 you are required to indicate whether or not you are a controlling shareholder in connection with the approval of the resolution set forth in Section 2 and 6.

"Control" in the Israel Companies Law of 1999 means: "the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation". "Means of control" of a corporation means any of the following: (i) the right to vote at a general meeting of  a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager." “Controlling Shareholder” in the Companies Law is defined as: “a shareholder who has Control in the company, including a shareholder who holds twenty five percent (25%) or more of the voting rights in the company’s general meeting if there is no other person who holds more than fifty percent (50%) of such voting rights; For the purpose of the holding of voting rights, two or more persons, each with a personal interest in the approval of the transaction brought to the approval of the company, will be considered as holding together.”

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

			FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO.1: Election of directors					3.	PROPOSAL NO. 3: To approve the terms of compensation for the Company's directors for 2011.	☐	☐	☐
		Izhak Nakar	☐	☐	☐
		Elie Housman	☐	☐	☐	4.	PROPOSAL NO. 4: To approve the terms of compensation of the Company's Chief Executive Officer for 2011.	☐	☐	☐
		Ido Schechter	☐	☐	☐
		Lyron Bentovim	☐	☐	☐	5.	PROPOSAL NO. 5: To approve the terms of compensation of the Company's active Chairman of the Board of Directors for 2011.	☐	☐	☐

2.	PROPOSAL NO. 2: Reelection of external director.					6.
PROPOSAL NO. 6: to approve the inclusion of the Exemption Section in the arrangement with regard to the Company’s debentures.

In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.
								☐ ☐ yes ☐ no	☐	☐
		Asael Karfiol	☐	☐	☐
	In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.	☐ yes ☐ no				7.	PROPOSAL NO. 7: To extend the appointment of Kost, Forer and Gabai (Ernst and Young Israel) as the independent public accountant of the Company until the next annual general meeting of the Company.	☐	☐	☐

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR all of the above proposals. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.
							__________,2010
	NAME OF SHAREHOLDER IN BLOCK LETTERS			(SIGNATURE OF SHAREHOLDER)			DATE
Note: If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.